Mail Stop 3561

February 16, 2007

Via Fax & U.S. Mail

Richard F. Lark, Jr., CFO
GOL Linhas Aereas Inteligentes S.A.
Rua Tamoios 246
Jardim Aeroporto
04630-000 Sao Paulo, Sao Paulo
Federative Republic of Brazil

      **Re:    GOL Linhas Aereas Inteligentes S.A.**
                **Form 20-F for the year ended December 31, 2005**
                **Filed March 20, 2006**
                **File No. 1-32221**

Dear Mr. Lark:

We have reviewed your response letter dated February 8, 2007, and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the year ended December 31, 2005

Summary of Significant Accounting Policies and
Critical Accounting Policies and Estimates

1.      We note your proposed disclosure in response to our prior comment two.  The
        discussion of your recoverability process mentions lease inception and annual
        periods.  We would also expect you to assess recoverability at interim periods or
        whenever events or changes in circumstances indicate that amounts may not be
        recoverable.  Please revise your proposed disclosure as appropriate.

Critical Accounting Policies and Estimates

2.      As previously requested in our prior comment five and in consideration of the
        materiality of this issue to your future financial results, please consider presenting
        the estimated reserves to be paid and used for each of the subsequent five years in
        a table rather than in the sentence form on page six of your response.

3.      We believe your proposed disclosure with regard to alternative accounting
        methods is confusing because it focuses on the effects of methods used by other
        airlines rather than the method you use.  Further, your description of the
        alternative accounting, which you say would result in a charge to maintenance
        expense followed by a subsequent credit to rental expense, is inaccurate.  The
        alternative to your method is simply to expense non-refundable maintenance
        reserve payments when incurred, similar to the accounting for contingent rents or
        power by the hour maintenance arrangements.  Also, you state that the alternative
        method results in more expense being recorded earlier in the lease and less
        expense being recorded later in the lease.  This is not an accurate description of
        the effects of the alternative method, which would be most accurately described
        as resulting in expense being recognized in proportion to the use of the aircraft.
        Therefore, please revise this portion of your proposed disclosure to state that the
        selection of your method of accounting for non-refundable maintenance reserve
        lease payments, as opposed to expensing the payments when made, results in you
        recognizing less expense in the earlier years of the leases than in the later years
        (potentially substantially so) even though the use of and benefit from the aircraft
        does not vary correspondingly over the term of the lease.  Finally, please consider
        eliminating your reference to your method as being the predominant method,
        which we believe is unsubstantiated.

********

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joe Foti
Senior Assistant Chief
Accountant